October 26, 2023
   File No. 001-09973

VIA EDGAR

Charli Gibbs-Tabler
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:
The Middleby Corporation

Form 10-K For Fiscal Year Ended December 31, 2022

Filed March 1, 2023

File No. 001-09973




Dear Charli Gibbs-Tabler:

Set forth below is the response of The Middleby Corporation (the "Company") to the comment letter of the staff (the "Staff") of the Securities and Exchange Commission (the "SEC"), dated October 13, 2023 (the "Comment Letter"), regarding the Company's Form 10-K for the fiscal year ended December 31, 2022, filed on March 1, 2023 (the "Form 10-K").

The Company's response to the Comment Letter is preceded by the Staff's comment in its entirety, with the Company's corresponding response set forth immediately following.


Form 10-K Filed March 1, 2023

Management's Discussion and Analysis of Financial Condition and
Results of Operations, page 27

1. We note your response to prior comment 2. Please further address the following items:

* You acknowledge that climate-related changes in consumer preferences may affect demand and lead to increased competition to develop innovative new products that result in lower emissions. You further indicate that "action on climate change is an area of focus for our industry" and expect "additional future opportunities to develop and sell sustainable products." Explain to us how you considered providing specific disclosure regarding these climate-related changes and opportunities, and tell us how you assessed materiality.

Our customers' purchasing decisions take into consideration many legal and regulatory product requirements and customer-specific operational factors such as safety, price/cost, efficiency, ease of use, flexibility and sustainability. The impact of these considerations and the decisions the Company has made in response to them are already reflected in our results of operations and, to the extent material, discussed in our SEC filings. When considering the information to be disclosed in the Form 10-K, however, we did not identify material changes in our product mix or customer demand for such product mix, such as material decreases in demand for gas products or a material increase in demand for electric equipment that we believe were required to be disclosed in the Form 10-K. As always, we intend to continue to monitor and evaluate whether the disclosure of additional information is required in future filings.

* Clarify whether your efforts to limit emissions in the manufacturing process and to purchase electricity from renewable sources are related to changes in demand and competition for goods that result in lower emissions, are not related to carbon-based energy sources, and/or are produced using alternative energy sources.

The Company continues to strive to reduce the environmental footprint of our products by working to develop manufacturing processes that limit emissions and waste, in furtherance of our sustainability goals. We believe our customers evaluate many important factors when purchasing our products. We do not believe, however, that the Company's efforts to limit emissions within our manufacturing processes and to purchase electricity from renewable sources are related to changes in demand and competition for goods that result in lower emissions, are not related to carbon-based energy sources, and/or are produced using alternative energy sources. We also do not believe that our efforts to limit emissions have had a direct or material impact on the demand or competition for our products.

* Your response indicates that you sourced 17% of your purchased electricity from renewable energy (for the period covered by the 2021 Sustainability Report) and that you expect to continue investing in innovative processes, materials, and technologies within your sustainability strategy. Tell us more about your renewable energy purchases and sustainability investments and provide support for your determination of materiality, including quantitative information for each of the periods covered by your Form 10-K and expected to be incurred in future periods.

Our renewable energy purchases from providers that rely on hydroelectric, wind and solar sources are typically for indirect operations at our facilities. Our investments in innovative processes, materials, and technologies are primarily related to reducing our energy consumption in our manufacturing processes. This has entailed streamlining such processes and increasing efficiency by evaluating and improving the allocation of floor space and equipment, as well as machinery function and energy efficiency. For each of the periods covered by the Form 10-K, the Company's total utility costs represented, on average, less than 1% of the Company's total operating costs. As a result, neither our total utility costs, representing, on average, less than 1% of our operating costs, nor the value of renewable purchases as 17% of the utility costs or .0017% of our total operating costs, were material to the Company's financial condition, liquidity or results of operations. Thus, we concluded that further disclosures on such trends within the MD&A in the Form 10-K was not warranted. Finally, our spend trends have remained generally consistent with the utility costs as a percentage of our operating costs for the periods covered by the Form 10-K and we do not expect a material change in these trends in future periods.

* Your response indicates that your brand image and reputation could be harmed if you were perceived to not be progressing on your sustainability strategy, yet the risk factor disclosure cited does not appear to address climate-related reputational risks. Tell us how you considered providing disclosure regarding reputational risks resulting from the production of greenhouse gas emissions from your operations or products.

"Item 1A. Risk Factors" (the "risk factors") of the Form 10-K includes a risk factor titled, "We are subject to risks associated with possible climate change legislation, regulation and international accords," which describes how government mandates, standards or regulations intended to reduce greenhouse gas emissions or projected climate change impacts have resulted in, and are likely to continue resulting in, increased energy, manufacturing, transportation and raw material costs. Further, the risk factor titled, "The company's reputation, ability to do business, and results of operations may be impaired by the improper conduct of any of its employees, agents, or business partners" discusses how violation of laws or improper actions by the Company, its employees, agents, or business partners could "lead to increased costs of compliance and damage the company's reputation." Additionally, the risk factor titled, "The company faces intense competition in the commercial foodservice, food processing, and residential kitchen equipment industries and failure to successfully compete could impact the company's results of operations and cash flows" discusses how if the Company is unable to successfully compete on a number of factors, including brand recognition, energy efficiency, changing technology and evolving industry standards, there can be no assurance that the Company's customers will continue to choose the Company's products over products offered by its competitors.

We believe these risk factors provide the required disclosure regarding what the Company has determined to be a material risk, including the potential reputational risks and potential adverse impacts of increased competition to evolve with changes in technology and industry standards and the development of innovative products. Taken as a whole, we remain comfortable that this disclosure conveys to investors the material reputational risks resulting from the production of greenhouse gas emissions from our operations or products. Nevertheless, in response to the Staff's comment, we intend to provide additional narrative disclosure in our Annual Report on Form 10-K for the fiscal year ending December 30, 2023 that includes specific risk factor disclosure directly addressing the reputational risks resulting from the production of greenhouse gas emissions from our operations or products and the potential adverse consequences for our business, financial condition and results of operations.

If you have any questions or concerns, wish to discuss, or require clarification on any of the matters addressed herein, please do not hesitate to contact me at your convenience.

Very truly yours,



/s/ Bryan E. Mittelman
Chief Financial Officer